                      Kerry J. Tomasevich
                      Counsel                       205 Church Street
                      203.784.8204                  P.O. Box 1936      New Haven
                      Fax: 203.865.7865             New Haven, CT      Hartford
                      ktomasevich@tylercooper.com   06509-1910         Stamford
                      www.tylercooper.com           203.784.8200       Madison



                                  June 21, 2005



BY EDGAR AND OVERNIGHT COURIER

Mr. William Friar
Barry McCarty, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         RE:  PATRIOT NATIONAL BANCORP, INC.
              REGISTRATION STATEMENT ON FORM SB-2
              COMMISSION FILE NO. 333-124312

Dear Mr. Friar and Mr. McCarty:

         Enclosed for each of you are three copies of Amendment No. 1 to the Registration Statement (the "Registration Statement") on Form SB-2 (File No. 333-124312) of Patriot National Bancorp, Inc. (the "Company") relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of shares of common stock, $2.00 par value per share, of the Company, having an aggregate offering price of $12,000,000, which is being filed with the Securities and Exchange Commission (the "Commission") today. Two of the enclosed copies have been marked to indicate all changes made to the Registration Statement as originally filed with the Commission on April 25, 2005.

         Set forth below are responses to the comments provided to Charles F. Howell of the Company by William Friar in a letter dated May 25, 2005. All responses set forth below are keyed to the sequential numbering of the comments in such letter and to the headings used in such letter, a paper copy of which has been forwarded to each of you. All factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 2


GENERAL

           COMMENT 1: Please update the filing to a date as most recently as practicable. Please include information for the interim period ended March 31, 2005. Refer to Item 310(b) of Regulation S-B.


           RESPONSE:  The registration statement has been updated to a date as most recent as practicable, to include information for the quarter ended March 31, 2005.

COVER PAGE

           COMMENT 2: We note that you omit pricing information and information regarding arrangements for the standby purchase. Please be aware that we may have additional comments or require additional time to complete our review once you complete this information.

           RESPONSE:  The registration statement does not yet contain pricing information, which has been omitted in reliance on Rule 430A promulgated under the Securities Act of 1933, as amended, and information regarding the standby purchasers has not yet been updated. The Company will file an amendment containing information regarding the standby purchasers as soon as practicable.

PROSPECTUS SUMMARY - PAGE 1

           COMMENT 3: We note the second paragraph of this section. Please revise the prospectus to make clear from context all references so that this sentence will be unnecessary. Please see Rule 421.

           RESPONSE:  The sentence identified in Comment 3 states that the terms
                      "we," "our" and "us" as used in the prospectus refer to the Company and its subsidiary, Patriot National Bank. The Company has reviewed the prospectus and has made revisions that the Company believes makes clear from context that the terms "we," "our" and "us" refer to the Company AND Patriot National Bank, on a consolidated basis. The Company conducts no operations of its own. Where appropriate, the prospectus distinguishes between the Company and its subsidiary (that together constitute the consolidated entity) by referring to the Company as "Bancorp" and the subsidiary as the "Bank." Accordingly, the second paragraph of the Prospectus Summary has been deleted.

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 3


OUR COMPANY - PAGE 1

           COMMENT 4: The disclosure beginning with this caption through page 4 is too promotional. Please balance the presentation. For example, but not limited to, the fifth bullet of the Financial Highlights points to Net Income growth. We note that Net Income decreased 30% from $1.34 Million in 2003 to $926,000 in 2004. This material decrease in Net Income is not mentioned in your highlights. Please revise to balance the entire section, pages 1 through page 4. Also please delete the five year compound growth information at the bottom of page 1. You may give that same information broken out by each year, which we believe gives shareholders a more accurate picture of the discussed change.

           RESPONSE:  The prospectus has been revised to include updated financial information through the first quarter of 2005. The disclosure appearing on pages one through four also references the first quarter of 2005 and that information, together with changes made pursuant to the Staff's comments, provides a more balanced presentation of the Company. For example, the bullet points containing five-year compound growth rates appearing under the caption "Financial Highlights" in the original filing have been revised to delete the five-year compound growth rates.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES - PAGE 28

           COMMENT 5: Please delete the word "certain" from the heading and narrative. Please revise to disclose all material federal income tax consequences of the subscription offering to current shareholders. In addition, please identify tax counsel and file their opinion and consent or advise us why no opinion will be filed.

           RESPONSE:  The prospectus has been revised to delete the word
                      "certain" from the heading and the narrative. The Company believes that the discussion of the federal income tax consequences of the rights offering to the existing shareholders discloses all tax consequences to which the shareholders may be subject, and that the consequences are not material in nature. Accordingly, the Company has not filed as an exhibit an opinion of counsel, an independent public or certified public accountant or a revenue ruling from the Internal Revenue Service, supporting the tax matters and the consequences to the shareholders.

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 4


USE OF PROCEEDS - PAGE 30

           COMMENT 6: Please provide greater specificity as to how the proceeds will be used. For example disclose how many branches you anticipate opening in 2005 and 2006 and the estimated costs to open these branches or the historical estimated average cost to open a new branch.

           RESPONSE:  The disclosure under the "Use of Proceeds" has been expanded to reflect that the Company expects to open one new branch in 2005 as well as an estimate of the Company's historical average branch opening capital costs. The Company is unable to estimate accurately its total branch operating costs because certain costs vary typically depending on, among other things, the prevailing rental rates in the branch office local area, the size of the branch, the availability of "turn-key" facilities, and the number of employees. The text has been revised to disclose the existence of these variable costs and the inability of the Company to estimate them accurately. In addition, the section has been revised to disclose that proceeds also will be used to satisfy regulatory capital requirements of the Bank, which will increase in connection with business growth generated by new and existing branches.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LOANS - PAGE 38

           COMMENT 7: Reference is made to the first sentence in the second paragraph under "Commercial Real Estate Loans" on page 38. Please also disclose whether or not you originate fixed rate commercial real estate loans and if you do, what is the longest term fixed rate commercial real estate loan that you will hold in your portfolio.

           RESPONSE:  This disclosure, now appearing at the top of page 37, has been revised to reflect that the Company originates fixed rate commercial real estate loans. The additional disclosure includes a description of the longest term fixed rate commercial real estate loan currently held in the Company's portfolio.

           COMMENT 8: We note your disclosure on page 39 that at December 31,
                      2004 you had two commercial real estate loans that were non-accrual loans that were current as to principal and interest. Please revise to describe the nature of the two non-performing loans and describe the timing and circumstances

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 5


                      that led to your determination that these should be placed on non-accrual status. Revise to describe any changes in status or performance subsequent to December 31, 2004 and quantify the amount of any specific allowance attributable to these loans.

           RESPONSE:  The disclosure concerning the commercial real estate loans that were non-accrual loans has been revised to reflect changes in circumstances that occurred after the initial filing of the registration statement. One of the commercial real estate loans that was previously categorized as a non-accrual loan in the initial filing has been placed into accrual status, while a different commercial real estate loan has been placed into non-accrual status. This process of continually reviewing and periodically revising loan classifications based on changing factual circumstances is customary at banking institutions.

                      Supplementally, we advise you that, with respect to the two loans previously described in the prospectus as non-accrual:

                      o The two non-accrual loans had become delinquent as to payment of principal and interest prior to being placed in non-accrual status.

                      o      After these loans had been placed in
                             non-accrual status, they became current again as to payment of principal and interest.

                      o The Bank elevates loans from non-accrual to accrual status only if the borrower is in compliance with all loan covenants and only after the borrower has been current as to principal and interest payments for at least six consecutive months.

CRITICAL ACCOUNTING POLICIES - ALLOWANCE FOR LOAN LOSSES - PAGE 42

           COMMENT 9: We note your disclosure on page 13 that a substantial portion of your loans are unseasoned and lack an established record of performance. Please revise your critical accounting policy discussion to describe the nature of and quantify the amount of unseasoned loans. Describe how management considers and compensates for the lack of historical performance related to unseasoned loans when determining the amount of the allowance for loan losses. Refer to Section V of Interpretive Release No. 33-8350.

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 6


           RESPONSE:  The critical accounting policy disclosure appearing on pages 41-43 has been revised to make specific reference to the nature of unseasoned loans. The disclosure has been expanded to include the factors considered by the Company's management when taking into account the lack of seasoning in the Company's portfolio. The factors related to seasoning have consistently been considered by the Company in establishing its allowance for loan losses.

LIQUIDITY - PAGE 50

          COMMENT 10: We note your disclosure on page F-24 that you intend to open two new branch offices in 2005. Please revise to quantify your estimate of the impact on liquidity related to your proposed 2005 branch openings. Refer to Item 303(b) of Regulation S-B.

          RESPONSE:   The disclosure under the caption "Liquidity" has been
                      revised to reflect the impact of opening one new branch office in 2005 as well as the availability of additional capital to support the Company's anticipated deposit growth. Generally, banks, including Patriot National Bank, experience an improvement in liquidity from the opening of new branches as deposit activity tends to exceed loan activity from the new branch during the first few years after opening. In addition, the disclosure on page F-24 has been revised to conform to the disclosure elsewhere in the prospectus that the Company currently intends to open only one new branch in 2005.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - AVAILABLE FOR SALE SECURITIES - PAGE F-16

          COMMENT 11: We note your disclosure that management believes that none of the unrealized losses on available for sale securities are other than temporary. Please provide us with your comprehensive analysis describing how you determined that these investments were not other than temporarily impaired. Refer to SAB Topic 5M and provide us with your analysis as of December 31, 2004 and March 31, 2005. In your analysis please include, but not limit to, the following:

                      o      The nature of the investments;

                      o      Severity and duration of impairment;

                      o      The investee credit rating and asset quality;
                             and

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 7


                      o      Your intent and ability to retain the
                             investments for a period of time sufficient to allow for any anticipated recovery in market value.

           RESPONSE:  The Company's securities portfolio consists almost entirely of debt and mortgage-backed securities issued by the U.S. Government, Government agencies and Government sponsored agencies.

                      The Company considers the severity of any impairment by measuring the extent to which securities are in an unrealized loss position. The Company distinguishes the duration of any impairment based on the length of time that any securities have been in an unrealized loss position; either less than 12 months or 12 months or more. At March 31, 2005, of the securities with unrealized losses, there were five U.S. Government agency or Government sponsored agency obligations and 13 mortgage backed securities that had unrealized losses for a period in excess of twelve months with a combined current unrealized loss of $1.1 million. At December 31, 2004, the Company had 27 available for sale securities in an unrealized loss position with a combined current unrealized loss of $705,000. See note 1 to the Company's audited financial statements appearing on page F-16 of the prospectus and note 2 to the Company's unaudited financial statements appearing on page F-41 of the prospectus.

                      The Company does not believe that any of the unrealized losses are other than temporary since they are the result of changes in the interest rate environment and they relate to debt and mortgage-backed securities issued by U.S. Government agencies and Government sponsored agencies. The Company considers the issuers of the securities to be financially sound, and expects to receive all contractual principal and interest related to these investments.

                      The Company has both the intent and ability to hold these securities to maturity if necessary or until the fair value fully recovers. As a result, the Company believes that these unrealized losses will not have a negative impact on future earnings or a permanent effect on its capital.

Exhibits

          COMMENT 12: We note that certain exhibits (Legal Opinion and Standby
                      Agreement) will be filed by amendment. We may have comment once those documents are filed.

Mr. William Friar
Barry McCarty, Esq.
June 21, 2005
Page 8


          RESPONSE:   A conformed copy of the Exhibit 5 legal opinion has been
                      filed as an exhibit to Amendment No. 1 to the registration statement.

                      A "form of" Standby Purchaser Agreement was filed as
                      Exhibit 10.11 to the registration statement. The Company expects that the Standby Purchasers in this transaction will execute Standby Purchase Agreements substantially in the form of the agreement filed as Exhibit 10.11. As a result, the Company does not expect that it will be required to file copies of the executed agreements in accordance with the instruction to Item 601(a) of Regulation S-B because all of the information omitted from the form of Standby Purchase Agreement will be disclosed in the prospectus.

         We have contacted Mr. McCarty with regard to the schedule for reviewing this filing. The Company will file an acceleration request pursuant to Rule 461 not later than two business days prior to the day on which the Company desires the Commission to declare the Registration Statement effective and will provide the information required by Rule 460 and Rule 15c2-8.

         Please acknowledge receipt of this letter and the filing of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage prepaid envelope.

         If you require any additional information concerning the Registration Statement, please telephone William W. Bouton III, Esq. of this firm at (860) 725-6210 or the undersigned.

         Thank you for your attention to this matter.

                                             Sincerely,

                                             /s/ Kerry J. Tomasevich

                                             Kerry J. Tomasevich
                                             Admitted only in Massachusetts and
                                             The District of Columbia


Enclosures

cc:    Charles F. Howell (Patriot National Bancorp. Inc.)
       Robert F. O'Connell (Patriot National Bancorp. Inc.)
       William W. Bouton III, Esq.
       Malgorzata Bochenek, Esq.